Brookfield Renewable Partners L.P.

Q1 2016 INTERIM REPORT

TABLE OF CONTENTS

Letter to Shareholders	1
Management’s Discussion and Analysis	6
Unaudited Interim Consolidated Financial Statements and Notes	44

our operations

We operate our facilities through operating platforms in North America, Brazil, Colombia, and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 215 hydroelectric generating stations, 37 wind facilities, three biomass facilities and three natural gas-fired (“Co-gen”) plants. Overall, the assets we own or manage have 10,367 megawatts (“MW”) of generating capacity and annual generation of 28,252 gigawatts (“GWh”) based on long-term averages. The table below outlines our portfolio as at March 31, 2016:

	River		Generating	Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric
North America(3)
United States	30	135	420	3,190	11,412	3,582
Canada	19	33	73	1,361	5,173	1,261
	49	168	493	4,551	16,585	4,843
Brazil(4)	26	41	88	872	4,555	-
Colombia (5)	6	6	20	2,732	2,273	-
	81	215	601	8,155	23,413	4,843
Wind(6)
North America
United States	-	7	687	434	1,113	-
Canada	-	3	220	406	1,197	-
	-	10	907	840	2,310	-
Europe	-	22	270	587	1,516	-
Brazil	-	5	75	150	588	-
	-	37	1,252	1,577	4,414	-
Other(7)	-	6	13	635	425	-
	81	258	1,866	10,367	28,252	4,843

(1)            Includes 100% of capacity and generation from equity-accounted investments.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a minimum period of 20 years.  The Colombian segment reflects Brookfield Renewable’s proportionate share (16%) in the portfolio; long-term average generation attributable to non-controlling interests is 12,203 GWh.

(6)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(7)            Includes one Co-gen plant in Colombia (300 MW), two Co-gen plants in North America (215 MW), and three biomass facilities in Brazil (120 MW).

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2016 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(3)
United States	3,201	3,256	2,125	2,830	11,412
Canada	1,233	1,507	1,216	1,217	5,173
	4,434	4,763	3,341	4,047	16,585
Brazil(4)	1,220	1,148	1,114	1,073	4,555
Colombia(5)	551	551	561	610	2,273
	6,205	6,462	5,016	5,730	23,413
Wind(6)
North America
United States	252	373	269	219	1,113
Canada	324	292	238	343	1,197
	576	665	507	562	2,310
Europe	451	326	292	447	1,516
Brazil	81	101	208	198	588
	1,108	1,092	1,007	1,207	4,414
Other(7)	56	96	153	120	425
Total	7,369	7,650	6,176	7,057	28,252
Long-term average on a proportionate basis	5,701	6,028	4,819	5,434	21,982

(1)            Includes 100% of generation from equity-accounted investments.

(2)            LTA is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Hydroelectric assets in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Colombia LTA is the expected average level of generation based on historical data over a minimum period of 20 years. The Colombian segment reflects Brookfield Renewable’s proportionate share (16%) in the portfolio; long-term average generation attributable to non-controlling interests is 12,203 GWh.

(6)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(7)            Includes one Co-gen plant in Colombia (300 MW), two Co-gen plants in North America (215 MW), and three biomass facilities in Brazil (120 MW).

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Interim Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Interim Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to SHAREHOLDERS

We continue to build Brookfield Renewable into the preeminent global renewable power business by leveraging our long track record of acquiring hydro assets for value and surfacing upside through operational excellence. Our goal continues to be growing our cash flows and value in line with our long-term total return objective of 12%-15% on a per share basis. Looking ahead, we believe the market for renewable investments will only improve.

Current Environment

We currently own over 10,300 megawatts of renewable operating capacity in some of the most attractive markets for renewables, of which nearly 8,200 megawatts are hydro generation. We also have a 7,000 megawatt global development pipeline, making us one of the largest publicly-traded pure-play renewable businesses in the world.

In North America, we are finding numerous hydro opportunities from owners who are looking to raise capital.  We are also seeing wind and solar assets which for the first time are being priced at attractive returns, as a result of many of the public yieldcos having capital constraints.

In Europe, we are seeing high quality hydro assets come to market as low commodity and power prices are impacting the balance sheets of a number of industries. We also continue to build out our wind development pipeline, which is a key differentiator for us, as few people have the resources to develop these assets themselves.

In Brazil, we continue to see a market with little competition for investment opportunities. Many owners of high quality hydro and wind remain in need of liquidity as the recession and lack of capital impact their core businesses. This is creating opportunities for us to potentially acquire assets with contracted cash flows backed by high credit quality at very attractive returns.

The Renewable Power Sector

Globally, the demand for carbon reduction and sustainable, renewable power continues to grow. In addition, volatile capital markets, depressed power prices, and scarcity of capital in certain geographies are creating the best investment environment we have seen in many years.

Over the past decade, we have witnessed unprecedented growth in the renewable power sector. Over $300 billion annually is currently being invested into renewables as governments look to replace aging, carbon-emitting thermal power plants. Much of this investment has been supported by government incentives and/or direct contracts such as feed-in-tariffs. These incentives enhance the cash flows and returns of new-build wind and solar, as the costs of these technologies are still high on a relative basis and thus do not provide investors with appropriate risk-adjusted returns. These incentives have had a significant impact on the power industry, some as follows:

•         Manufacturers of renewable technologies have been able to invest meaningfully in their production processes and R&D. As a result, the per-megawatt hour cost for wind and solar technology has been rapidly decreasing. Despite the advances, incentives are still needed to generate appropriate returns on capital but some markets are getting closer to economically viable projects.

•         Wind and solar are by their nature intermittent and are therefore unable to provide reliable bulk base-

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

load power and on-demand peak power, creating significant challenges to power markets and transmission technologies. This in turn creates opportunities for technologies such as gas and hydro for base-load generation. Longer term, batteries may be able to provide utility-scale storage and capacity services, but this is years away.

•         With the backdrop of government support for wind and solar, as well as the tremendous global growth potential, many dedicated renewable investment entities, both public and private, have been established to invest into this market. These investment vehicles have largely pursued a strategy of owning contracted, operating wind and solar assets that provide investors with cash returns at a premium to long-term bonds with growth potential largely tied to acquisitions. We have been sellers of assets to these buyers.

In the context of the above, our strategy has been to focus on three areas that we believe will continue to ensure our business has stable cash flows as well as significant upside optionality, both leveraging our operating and development expertise:

We are acquiring hydro at the bottom of the cycle. We have acquired 1,500 megawatts of high quality hydro in the northeastern United States, investing over $3 billion recently. These assets were acquired during a historically low power price environment, providing stable cash flows today, with significant upside either through price signals or long term contracts which will be needed to incentivize continued investment in utility-scale power technologies.

We have maintained discipline in a highly competitive wind and solar market.  We grew our global wind business to 1,500 megawatts across 6 countries and added over 1,600 megawatts of wind development sites to our portfolio.  Almost all of our growth came through development as the returns on a risk-adjusted basis were far greater than acquisitions. As for solar, we continue to monitor the market and will eventually invest, but are still being patient until the market moves in our favor.

We continue to use our operating expertise to expand into new markets where capital is scarce. We entered Europe during the credit crisis and now have 600 megawatts of operating wind facilities with 200 megawatts under development. We expanded in Brazil, acquiring 600 megawatts of hydro, wind and biomass assets in this recent recessionary downturn, and have another 120 megawatts of hydro and biomass currently under construction.  Finally, with partners we acquired 3,000 megawatts of very high quality, utility-scale hydro in Colombia, a growth market where power is in undersupply and low global oil prices have provided an attractive entry point from a currency perspective.

Recent Transactions

In January, we acquired a 58% controlling interest in Isagen along with our institutional partners. Isagen is Colombia’s third-largest power generation company with a 3,032 megawatt predominantly hydroelectric portfolio. Our consortium acquired the Isagen shares at the reserve price established by the Colombian government. During the quarter, we launched the first of two mandatory tender offers to remaining shareholders at the same price paid to the government.  When these tender offers are concluded in the late summer of 2016, we expect to own close to 100% of the company (our share being approximately 25%).

Subsequent to quarter end, we also completed the acquisition of a 296 megawatt hydroelectric portfolio in Pennsylvania which complements our existing hydro fleet in the northeastern U.S. In Brazil, we completed the acquisition of two small hydro facilities totaling 51 megawatts, which we have since integrated into our platform.

Operations

The business continues to perform well. In the first quarter, we achieved $455 million in Adjusted EBITDA

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

and $187 million in Funds From Operations. Inflows in North America were above long-term average while the traditional rainy season in Brazil led to improved hydrology and rising reservoir levels following two years of drought conditions. In North America, we ended the quarter with reservoirs approximately 30% above average which should provide the business with positive momentum entering the spring months. Globally, our wind portfolio also performed in line with expectations, reflecting strong asset availability and wind resource.

Our development program continues to advance on scope, schedule and budget. In Europe, we began construction on a 15 megawatt wind project in Northern Ireland and advanced our first wind project in Scotland, a 20 megawatt facility, towards construction. In Brazil, we continue to advance the construction of 72 megawatts of hydroelectric facilities and recently completed the expansion work at a 55 megawatt biomass site in Sao Paulo.

Our liquidity position at quarter-end remained strong with $1.3 billion of cash and bank lines. Combined with the free cash flow generated from our asset base and our access to capital with our investment-grade balance sheet, we are well positioned to fund ongoing growth initiatives.

In light of the attractive growth opportunities we are seeing, we are also advancing an additional $800 million to $1 billion of capital-raising initiatives. These include up-financings of approximately $200-$300 million, which will extend maturities and maintain current low interest costs. We expect the balance to be realized through capital recycling initiatives.

We look forward to reporting on our progress next quarter and are grateful for your continued support.

Sincerely,

Sachin Shah

Chief Executive Officer

May 4, 2016

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") is the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

Largest publicly-traded pure play renewable business.We own the world’s largest publicly traded, pure-play renewable business with approximately $27 billion in assets under management and 10,367 MW of installed capacity.  Long-term average generation from operating assets on a proportionate basis is 21,982 GWh. Our portfolio includes 215 hydroelectric generating stations on 81 river systems, 37 wind facilities and three biomass facilities, diversified across 15 power markets in North America, Brazil, Colombia, and Europe.

The following charts illustrate annualized long-term average generation on a proportionate basis, while adjusting for the share from facilities in which we own less than a 100% interest.

Long-term Average Generation by Source of Energy on a Proportionate Basis	Long-term Average Generation by Region on a Proportionate Basis

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 29% of their annualized long-term average generation. Our assets in Brazil benefit from a framework that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America as well as benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 6,800 MW development pipeline spread across all of our operating platforms, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years, we have acquired or commissioned 83 hydroelectric facilities totaling approximately 4,800

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

MW, 38 wind facilities totaling approximately 1,680 MW, three biomass facilities totaling 120 MW and one Co-gen plant of 300 MW. For the three months ended March 31, 2016, we acquired or commissioned hydroelectric facilities and Co-gen facilities that have an installed capacity of 2,783 MW and 300 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 91% (on a proportionate basis) of our 2016 generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 16 years (on a proportionate basis), providing long-term cash flow stability.

Strong financial profile. With approximately $27 billion of assets under management, our debt to total capitalization is 39% and approximately 77% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately six and nine years, respectively. Our available liquidity at quarter end included approximately $1.3 billion of cash and cash equivalents and the available portions of credit facilities.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Management’s Discussion and Analysis

For the three months ended March 31, 2016

HIGHLIGHTS FOR THREE MONTHS ENDED MARCH 31, 2016

Operating Results

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Generation (GWh)
Long-term average	7,145	6,516
Actual	7,659	5,823
Actual - Brookfield Renewable's proportionate share	5,905	4,560
Revenues	$674	$441
Adjusted EBITDA	$455	$338
Funds From Operations	$187	$153
Net income	$79	$51

We benefitted from above long-term average generation levels in our North American hydroelectric portfolio, a return to long-term average generation across our wind portfolio and the growth in our portfolio.

Hydroelectric generation was 1,757 GWh higher compared to the prior period driven by above average inflows in North America and improving hydrology conditions in Brazil. Reservoirs in North America ended the quarter 33% above long-term average. The incremental generation from assets in Colombia and Brazil acquired during the quarter and a full period’s contribution from assets acquired in early 2015 was 474 GWh.

Wind generation was 170 GWh higher compared to the prior period as wind resources improved across the portfolio. Generation from the prior year included 37 GWh related to the 102 MW wind facility in California sold in 2015.

Higher generation across our portfolio and stronger capacity pricing and ancillary revenues increased revenues by $118 million. This was partially offset by a continued low energy pricing environment in the northeastern United States and relatively lower market prices in Brazil.  The appreciation of the U.S. dollar resulted in a reduction of $30 million to revenues and a net impact of $20 million to Funds From Operations. The growth in our portfolio contributed revenues of $208 million.

Growth and Development

Acquisitions

On January 22, 2016 (the “Acquisition Date”), a consortium comprising of Brookfield Renewable and its institutional partners (the “consortium”) acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government (the “Isagen Acquisition”).  Isagen is Colombia’s third-largest power generation company which owns and operates a 3,032 MW portfolio, consisting predominantly of six, largely reservoir-based, hydroelectric facilities.  Annual generation is expected to approximate 15,000 GWh.  See “Acquisition of Initial Interest in Isagen”.

On January 29, 2016, we acquired and will retain a 100% in a 51 MW portfolio in Brazil comprised of two operating hydroelectric facilities which are expected to generate 293 GWh annually.

On April 1, 2016, we closed our previously announced acquisition of a 296 MW portfolio of operating hydroelectric facilities in Pennsylvania. The portfolio is expected to generate 1,109 GWh annually. This

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

portfolio was acquired with our institutional partners and we will retain an approximate 30% controlling interest.

Construction and development

We continue to advance the construction, on scope, schedule and budget, of 127 MW of hydroelectric and biomass development projects in Brazil and 29 MW wind projects in Northern Ireland. Collectively, these projects are expected to generate 708 GWh annually with commissioning expected between 2016 and 2018.

Liquidity and Capital Resources

Our available liquidity at quarter end included approximately $1.3 billion of cash and cash equivalents and the available portions of credit facilities. Our debt to total capitalization is 39% and approximately 77% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately 6 and 9 years, respectively.

Long-term debt and credit facilities

Credit facilities and corporate borrowings

•         Secured, independently of our institutional partners, a $500 million acquisition facility to support our investment in the 3,032 MW portfolio of operating facilities in Colombia

Subsidiary borrowings

•         Secured, with our institutional partners, $750 million of non-recourse financing of which $510 million was drawn to partially fund the initial 57.6% interest in the 3,032 MW portfolio of operating facilities in Colombia

•         On April 1, 2016, we completed a $315 million financing associated with the 296 MW hydroelectric portfolio in Pennsylvania acquired on the same date

Raised approximately $170 million of incremental capital from the following financing initiatives:

•         Completed a C$150 million ($112 million) financing associated with a 488 MW hydroelectric portfolio in Ontario

•         Completed a C$50 million ($38 million) financing associated with a 349 MW hydroelectric portfolio in Ontario

•         Completed a €88 million ($98 million) refinancing associated with a 123 MW wind portfolio in Portugal

Equity transactions

•          Completed an exchange of Class A, Series 5 Preference Shares for newly issued Class A, Series 5 Preferred LP Units.  A total of 2,885,496 Class A, Series 5 Preference Shares were tendered and exchanged for an equal number of Class A, Series 5 Preferred LP Units

Distribution increase

•          Increased LP Unitholder distributions to $1.78 per LP Unit on an annualized basis, an increase of 12 cents per LP Unit, which took effect with the distribution payable on March 31, 2016

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Operational information:
Capacity (MW)(1)	10,367	7,265
Long-term average generation (GWh)(2)(3)	7,145	6,516
Actual generation (GWh)(2)(3)
Total	7,659	5,823
Brookfield Renewable's share	5,905	4,560
Average revenue ($ per MWh)	75	76
Selected financial information
Revenues	$674	$441
Adjusted EBITDA(4)	455	338
Funds From Operations(4)	187	153
Adjusted Funds From Operations(4)	171	138
Net income	79	51
Funds From Operations per LP Unit(4)(5)	0.68	0.56
Distributions per LP Unit - last 12 months(6)	1.70	1.59
	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Balance sheet data:
Property, plant and equipment, at fair value	$24,315	$18,358
Equity-accounted investments	205	197
Total assets	27,478	19,507

Long-term debt and credit facilities	10,014	7,338
Deferred income tax liabilities	3,944	2,695
Total liabilities	15,271	10,744

Participating non-controlling interests -
in operating subsidiaries	5,796	2,587
General partnership interest in a holding
subsidiary held by Brookfield	54	52
Participating non-controlling interests -
in a holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	2,653	2,559
Preferred equity	595	610
Preferred limited partners' equity	177	128
Limited partners' equity	2,932	2,827
Total equity	12,207	8,763
Debt to total capitalization(7)	39%	39%

(1)       Includes 100% of capacity for all assets.

(2)       For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)       The Colombian segment reflects Brookfield Renewable’s proportionate share (16%) of generation in the portfolio; long-term average and actual generation attributable to non-controlling interests is 1,899 GWh and 1,369 GWh, respectively.

(4)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Generation and Financial Review by Segments for the Three Months Ended March 31, 2016”.

(5)       For the three months ended March 31, 2016, weighted average LP Units, Redeemable/Exchangeable units and General Partnership units totaled 275.5 million (2015: 275.7 million).

(6)       Represents distributions per unit to holders of LP Units, Redeemable/Exchangeable partnership units and GP interest.

(7)       Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

This Management’s Discussion and Analysis for the three months ended March 31, 2016 is provided as of May 4, 2016. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. Brookfield Renewable changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. on May 3, 2016.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Figures presented in $ are in United States (“U.S.”) dollars, C$ are in Canadian dollars, € are in Euros, R$ are in Brazilian Real and COP are in Colombian pesos.

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include the non-voting limited partnership units ("LP Units") held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 62% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 38% is held by the public.

Performance Measurement

Our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass) with Hydroelectric and Wind further segmented by geography (North America, which is comprised of the United States and Canada segments, Brazil, Colombia, and Europe), as that is how Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

resources. Accordingly, we report our results in accordance with these segments. See Note 19 – Segmented information in our unaudited interim consolidated financial statements.

The Isagen Acquisition resulted in a change in presentation of the segmented information in so far as it relates to the “Latin America” segment and the aggregation by the type of power generation. Effective as of the Acquisition Date, information regarding Isagen is provided to the CODM separately.  The CODM looks at the business separately as it is managed separately as a whole.  Accordingly, Isagen will be classified under the “Colombia” segment with generation and financial results aggregated for its hydroelectric and Co-gen facilities.  Furthermore, “Latin America” has been renamed “Brazil”.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, as well as reconciliations to net income (loss) and cash flows from operating activities. See “Generation and Financial Review by Segments for the Three Months Ended March 31, 2016”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA means revenues, other income, and our share of cash earnings from equity-accounted investments less direct costs (including energy marketing costs), before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

Our payout ratio is defined as distributions to Redeemable/Exchangeable partnership units, LP Units and the GP interest, including general partnership incentive distributions, divided by Funds From Operations.

Adjusted Funds From Operations

Adjusted Funds From Operations is defined as Funds From Operations less Brookfield Renewable’s share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED MARCH 31, 2016

The following table reflects the actual and long-term average generation for the three months ended March 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	3,522	2,535	3,201	3,213	321	(678)	987
Canada	1,730	1,502	1,233	1,229	497	273	228
	5,252	4,037	4,434	4,442	818	(405)	1,215
Brazil	1,026	739	1,193	947	(167)	(208)	287
Colombia (2)(3)	255	-	354	-	(99)	-	255
	6,533	4,776	5,981	5,389	552	(613)	1,757
Wind
North America
United States	220	203	252	311	(32)	(108)	17
Canada	301	281	324	324	(23)	(43)	20
	521	484	576	635	(55)	(151)	37
Europe	471	451	451	440	20	11	20
Brazil	113	-	81	-	32	-	113
	1,105	935	1,108	1,075	(3)	(140)	170
Other	21	112	56	52	(35)	60	(91)
Total(3)	7,659	5,823	7,145	6,516	514	(693)	1,836

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         Includes generation from both hydroelectric and Co-gen facilities. See “Performance Measurement”.

(3)         Includes 100% of generation from equity-accounted investments. The Colombian segment reflects Brookfield Renewable’s proportionate share (16%) in the portfolio.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Generation for the three months ended March 31, 2016 totaled 7,659 GWh, above with the long-term average of 7,145 GWh and an increase of 1,836 GWh compared to the prior year. The contribution from the growth in the portfolio was 589 GWh.

The hydroelectric portfolio generated 6,533 GWh, above the long-term average of 5,981 GWh and an increase of 1,757 GWh compared to the prior year. In our North American portfolio, strong inflows and active reservoir management contributed to higher than prior year and above long-term average generation. Generation in Brazil continued to improve following the drought conditions affecting prior periods. Generation from the growth in our Brazilian portfolio was 219 GWh and the proportionate generation from the recently acquired facilities in Colombia was 255 GWh.

The wind portfolio generated 1,105 GWh, consistent with the long-term average of 1,108 GWh and an increase of 170 GWh compared to the prior year. Generation from the prior year includes 37 GWh related to our 102 MW wind facility in California sold in the third quarter of 2015. Generation at our North American portfolio was ahead of the prior year due to improved wind resource. The European portfolio generation was higher than in the prior year and was in line with long-term average. Contributions from our facilities acquired in Brazil in the prior year were 113 GWh which was above the long-term average of 81 GWh.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenues	$674	$441
Other income	22	27
Share of cash earnings from equity-accounted investments	2	4
Direct operating costs	(243)	(134)
Adjusted EBITDA(1)	455	338
Interest expense – borrowings	(127)	(105)
Management service costs	(15)	(14)
Current income taxes	(7)	(5)
Distributions to preferred limited partners	(3)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(110)	(53)
Preferred equity	(6)	(8)
Funds From Operations(1)	187	153
Less: adjusted sustaining capital expenditures(2)	(16)	(15)
Adjusted Funds From Operations(1)	171	138
Add: cash portion of non-controlling interests	116	61
Add: distributions to preferred limited partners	3	-
Add: adjusted sustaining capital expenditures	16	15
Depreciation	(179)	(158)
Unrealized financial instruments loss	-	(8)
Share of non-cash loss from equity-accounted investments	(1)	(1)
Deferred income tax (expense) recovery	(35)	6
Other	(12)	(2)
Net income	$79	$51

Net income attributable to limited partners' equity	$23	$15

Basic and diluted earnings per LP Unit(3)	$0.16	$0.10

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Three Months Ended March 31, 2016”.

(2)       Based on long-term sustaining capital expenditure plans.

(3)       Average LP Units outstanding during the period totaled 143.2 million (2015: 143.4 million).

Net income is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaling $674 million represent an increase of $233 million.

Revenues from our hydroelectric portfolio increased $55 million. In North America, contributions from higher generation across our portfolio, and increased capacity pricing and ancillary revenues totaled $93

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

million. A relatively lower power pricing environment in the northeastern United States impacted revenues by $44 million.  While we are continuing to experience near cyclical lows in energy market prices, we also continue to benefit from strengthening capacity prices which are securing material cash flow contributions for future years. Therefore, our merchant facilities continue to perform above our expectations.  Revenues from our Brazilian hydroelectric portfolio increased by $6 million primarily due to higher generation with a partial offset from reduced energy prices in the short-term market.

Improved conditions across our North American and European wind portfolios resulted in a $9 million increase in revenues.  As the 102 MW wind facility in California was sold at the beginning of the third quarter of 2015, the decrease in contributions to revenues from the prior year amounted to $4 million.

The recent growth across our entire portfolio contributed revenues of $208 million.

The appreciation of the U.S. dollar, compared to same period of the prior year, resulted in a $30 million reduction in revenues. This also affected operating and borrowing costs and, after taking into account the effect of our ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $20 million.

The average total revenue per MWh of $75 decreased by $1 per MWh.  Higher relative energy pricing at certain facilities was partially offset by lower energy prices in North America along with the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and the Brazilian Real.

Direct operating costs totaling $243 million represent an increase of $109 million, due primarily to the growth in our portfolio.

Interest expense totaling $127 million represents an increase of $22 million, as incremental borrowing costs of $31 million attributable to the growth in our portfolio were partly offset by savings attributable to repayments on certain subsidiary borrowings and transfer of debt from the disposal of the 102 MW wind facility in California that occurred at the beginning of the third quarter of 2015.

Management service costs totaling $15 million represent an increase of $1 million, which was primarily attributable to the appreciation of the U.S. dollar.

The cash portion of non-controlling interests totaling $116 million represent an increase of $55 million which was primarily attributable to the Isagen acquisition.

Funds From Operations totaling $187 million represent an increase of $34 million, reflecting the variances described above. The growth in our portfolio contributed $11 million to Funds From Operations.

Net income totaling $79 million represents an increase of $28 million.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 19 - Segmented information in our unaudited interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Brazil	Colombia	Total
Generation (GWh) – LTA (1) (2) (3)	3,201	1,233	4,434	1,193	354	5,981
Generation (GWh) – actual (1) (2) (3)	3,522	1,730	5,252	1,026	255	6,533
Revenues	$227	$107	$334	$48	$193	$575
Adjusted EBITDA(4)	162	109	271	35	92	398
Funds From Operations(4)	$87	$94	$181	$21	$10	$212

(MILLIONS, EXCEPT AS NOTED)	2015
	North America
United States		Canada	Total	Brazil	Colombia		Total
Generation (GWh) – LTA (1) (2) (3)	3,213	1,229	4,442	947		N/A	5,389
Generation (GWh) – actual (1) (2) (3)	2,535	1,502	4,037	739		N/A	4,776
Revenues	$191	$106	$297	$45	$	N/A	$342
Adjusted EBITDA(4)	127	104	231	31		N/A	262
Funds From Operations(4)	$54	$86	$140	$21	$	N/A	$161

(1)           Includes 100% of generation from equity-accounted investments. The Colombian segment reflects Brookfield Renewable’s proportionate share (16%) in the portfolio; long-term average and actual generation attributable to non-controlling interests is 1,899 GWh and 1,369 GWh, respectively.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)           As it relates to Colombia only, figures include generation from both hydroelectric and Co-gen facilities. See “Performance Measurement”.

(4)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Three Months Ended March 31, 2016”.

North America

Generation from the portfolio was 5,252 GWh, above the long-term average of 4,434 GWh and also higher than prior year generation of 4,037 GWh. Active management of our reservoirs and high fleet availability resulted in our ability to maximize generation during the quarter. Reservoirs ended the quarter 33% above long-term average continuing to position us well at the beginning of the second quarter.

Revenues totaling $334 million represent an increase of $37 million. Funds From Operations totaling  $181 millionrepresent an increase of $41 million.

United States

Generation from the portfolio was 3,522 GWh, above the long-term average of 3,201 GWh and also higher than prior year generation of 2,535 GWh due to above long-term average inflows in New England, New York, Louisiana, Pennsylvania, Tennessee and North Carolina.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Revenues totaling $227 million represent an increase of $36 million, primarily attributable to the increase in generation, increased capacity pricing and ancillary revenues with a partial offset from relatively lower power prices in New England and Pennsylvania.

Funds From Operations totaling $87 million represent an increase of $33 million primarily attributable to the increase in revenues.

Canada

Generation from the portfolio was 1,730 GWh, above the long-term average of 1,233 GWh and higher than prior year generation of 1,502 GWh. The variances were primarily attributable to above long-term average inflows at our facilities in Ontario and Quebec.

Revenues totaling $107 million represent an increase of $1 million. The increase in generation and annual escalations in our power purchase agreements contributed $15 million to revenues. The appreciation of the U.S. dollar, over the same period of the prior year, impacted revenues by $14 million, but operating and borrowing costs were also affected and the net impact was partially offset by the ongoing foreign currency hedging program.

Funds From Operations totaling $94 million represent an increase of $8 million compared to the prior period.

Brazil

Generation from the portfolio was 1,026 GWh, below the long-term average of 1,193 GWh and higher than prior year generation of 739 GWh. Hydrology continued to improve this quarter and generation from our existing facilities increased 68 GWh compared to the prior year where we experienced persistent drought conditions. The assets acquired in the last twelve months generated 219 GWh.

Revenues totaling $48 million represent an increase of $3 million.  Increased generation was partly offset by reduced energy prices in the short-term market primarily due to improved hydrology. The appreciation of the U.S. dollar impacted revenues by $12 million, but also impacted operating and borrowing costs, resulting in a net decrease in Fund From Operations of $6 million.

Funds From Operations totaling $21 million was consistent with the prior year.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

WIND

The following table reflects the results of our operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA(1)(2)	252	324	576	451	81	1,108
Generation (GWh) – actual(1)(2)	220	301	521	471	113	1,105
Revenues	$22	$29	$51	$42	$5	$98
Adjusted EBITDA(3)	14	25	39	29	5	73
Funds From Operations(3)	$1	$18	$19	$8	$1	$28
(MILLIONS, EXCEPT AS NOTED)	2015
	North America
	United States	Canada	Total	Europe	Brazil		Total
Generation (GWh) – LTA(1)(2)	311	324	635	440		N/A	1,075
Generation (GWh) – actual(1)(2)	203	281	484	451		N/A	935
Revenues	$20	$31	$51	$41	$	N/A	$92
Adjusted EBITDA(3)	10	26	36	39		N/A	75
Funds From Operations(3)	$(2)	$18	$16	$17	$	N/A	$33

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Three Months Ended March 31, 2016”.

North America

Generation from the portfolio was 521 GWh, below the long-term average of 576 GWh and higher than prior year generation of 484 GWh.

Revenues totaling $51 million were consistent with prior year. Funds From Operations totaling $19 million represent an increase of $3 million.

United States

Generation from the portfolio of 220 GWh was below the long-term average of 252 GWh and higher than prior year generation of 176 GWh primarily attributable to stronger wind conditions in California. The 102 MW wind facility in California was sold at the beginning of the third quarter of 2015, and the decrease in contributions amounted to 37 GWh in generation and $4 million in revenues.

Revenues totaling $22 million represent an increase of $2 million primarily due to increased generation. Funds from Operations totaling $1 million represent an increase of $3 million.

Canada

Generation from the portfolio was 301 GWh, below the long-term average of 324 GWh and higher than prior year generation of 281 GWh primarily attributable to stronger wind conditions across the portfolio.

Revenues totaling $29 million represent a decrease of $2 million. Increased generation was partly offset by the appreciation of the U.S. dollar which impacted revenues by $3 million, but also affected operating and borrowing costs, resulting in a net decrease in Fund From Operations of $2 million.  Funds From Operations totaling $18 million was consistent with the prior year.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Europe

Generation of 471 GWh was above the long-term average of 451 GWh, and higher than prior year generation of 451 GWh due to above average wind conditions.

Revenues totaling $42  million represent an increase of $1 million. Increased generation was partly offset by the appreciation of the U.S. dollar which impacted revenues by $1 million.  Funds From Operations totaling $8  million represent a decrease of $9  million. The decrease is primarily attributable to our ongoing foreign currency hedging program from which we benefited $8 million in the same period of the prior year.

Brazil

Generation of 113  GWh from the wind portfolio acquired in 2015 was above the long-term average of 81  GWh.

Revenues and Funds From Operations totaled $5  million and $1 million, respectively.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimates of operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our December 31, 2015 audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value totaled $24.3 billion as at March 31, 2016 as compared to $18.4 billion as at December 31, 2015. During the three months ended March 31, 2016, the Isagen Acquisition and acquisition of 51 MW hydroelectric portfolio in Brazil totaled $4,853 million reflecting the preliminary purchase price allocations at fair values. The development and construction of power generating assets totaled $59 million. Property, plant and equipment were impacted by foreign currency changes related to the weakening of the U.S. dollar in the amount of $1,226 million. We also recognized depreciation expense of $179 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2015, the following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2015	2014
50 bps increase in discount rates	$(1.3)	$(1.3)
50 bps decrease in discount rates	1.6	1.5

5% increase in future electricity prices	0.6	0.5
5% decrease in future electricity prices	(0.6)	(0.5)

50 bps increase in terminal capitalization rate(1)	(0.4)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.4

(1)            The terminal capitalization rate applies only to hydroelectric assets in North America.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2015, was 18 years (2014: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included in Brazil, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 12 - Property, plant and equipment, at fair value in our December 31, 2015 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. As at March 31, 2016, long-term indebtedness increased from December 31, 2015 as a result of portfolio growth and the relative strengthening of our local currency denominated debt against the U.S. dollar. The debt to total capitalization ratio remained unchanged from December 31, 2015.

The following table summarizes the total capitalization and debt to total capitalization using book values as at March 31, 2016:

	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Credit facilities(1)
Authorized credit facilities	$398	$368
Acquisition facility	496	-
Corporate borrowings(1)	1,456	1,368
Subsidiary borrowings(2)	7,664	5,602
Long-term indebtedness	10,014	7,338
Deferred income tax liabilities, net of deferred income tax assets	3,762	2,538
Equity	12,207	8,763
Total capitalization	$25,983	$18,639
Debt to total capitalization	39%	39%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

During the three months ended March 31, 2016 we completed the following financings:

Credit facilities

In January 2016, we secured, independently of our institutional partners, a $500 million acquisition facility. See “Acquisition of Initial Interest in Isagen”.

Subsidiary borrowings

In January 2016, we and our institutional partners secured non-recourse financing in the amount of $750 million with respect to the Isagen Acquisition.  In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million). See “Acquisition of Initial Interest in Isagen”.

In March 2016, we up-financed indebtedness associated with a 488 MW hydroelectric portfolio in Ontario through the issuance of C$150 million ($112 million) of notes. The notes bear interest at 3.41% and mature in November 2020.

In March 2016, we up-financed indebtedness associated with a 349 MW hydroelectric portfolio in Ontario through the issuance of C$50 million ($38 million) of bonds. The bonds bear interest at 3.24% and mature in June 2023.

In March 2016, we re-financed the loan associated with our 123 MW wind portfolio in Portugal by securing €88 million ($98 million) of long-term debt, a €5 million ($6 million) working capital facility and a €7 million ($8 million) debt reserve facility and simultaneously retired existing indebtedness of €70 million ($78 million). The long-term debt bears interest at the Euro Interbank Offered Rate plus a margin of 2.75% to 3.00% between now and its November 2028 maturity.

Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, and proceeds from the issuance of securities through public markets and private capital.

The following table summarizes the available liquidity:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Cash and cash equivalents(1)	$120	$40
Authorized credit facilities	1,760	1,760
Acquisition facility	500	-
Draws on credit facilities(2)	(894)	(368)
Issued letters of credit	(215)	(218)
Available portion of credit facilities	1,151	1,174
Available liquidity	$1,271	$1,214

(1)    The cash and cash equivalents balances are shown on a proportionate basis and adjusted to reflect non-controlling interests of our partners. The cash and cash equivalents attributable to non-controlling interests as of March 31, 2016 and December 31, 2015 were $140 million and $23 million respectively.

(2)    Amounts are unsecured and revolving. Interest rate is at the U.S. dollar London Interbank Offered Rate (“LIBOR”) plus 1.20% (December 31, 2015: 1.20%).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Long-term debt and credit facilities

The following table summarizes our undiscounted principal repayments as at March 31, 2016:

(MILLIONS)	Balance of 2016	2017	2018	2019	2020	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$364	$777	$758	$59	$23	$1,218	$3,199
Canada	118	48	51	49	301	1,146	1,713
	482	825	809	108	324	2,364	4,912
Europe	36	47	50	53	60	422	668
Brazil	23	31	42	43	40	197	376
Colombia	230	69	82	175	82	1,110	1,748
	771	972	983	379	506	4,093	7,704
Corporate borrowings and
credit facilities(1)	231	496	154	-	744	730	2,355
Equity-accounted investments	-	1	6	5	6	417	435
	$1,002	$1,469	$1,143	$384	$1,256	$5,240	$10,494

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $20 million and $65 million of unamortized premiums and deferred financing fees, respectively.

Subsidiary and corporate borrowings maturing in 2016 are expected to be refinanced at or in advance of maturity. Maturities of borrowings in 2016 include a series of our medium-term corporate notes, subsidiary borrowings on our portfolio of hydroelectric facilities in Colombia, Tennessee, and British Columbia, and debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2020 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

On April 1, 2016, we completed a $315 million non-recourse financing associated with the 296 MW hydroelectric portfolio in Pennsylvania acquired on the same date. On April 20, 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025. See “Subsequent Events”.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Mar 31	Dec 31	Mar 31	Dec 31
	2016	2015	2016	2015
Corporate borrowings	6.3	6.5	5.0	5.0
Subsidiary borrowings	8.9	9.3	6.2	5.5
Credit facilities(1)	4.3	4.5	1.8	1.4

(1)    Given its short-term nature, the Isagen acquisition facility is excluded for the purpose of calculating average term and average interest rate.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

CONTRACT PROFILE

We have a largely predictable revenue profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 16 years (on a proportionate basis) combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2016	2017	2018	2019	2020
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	6,943	9,393	7,000	7,000	7,000
Canada	3,945	5,173	5,173	5,162	3,582
	10,888	14,566	12,173	12,162	10,582
Brazil	2,828	3,471	3,178	3,168	2,920
Colombia(3)	1,381	1,655	1,139	795	330
	15,097	19,692	16,490	16,125	13,832
Wind
North America
United States	785	1,010	1,010	1,010	1,010
Canada	873	1,197	1,197	1,197	1,197
	1,658	2,207	2,207	2,207	2,207
Europe	1,011	1,440	1,440	1,440	1,303
Brazil	411	560	560	560	560
	3,080	4,207	4,207	4,207	4,070
Other	478	486	534	534	534
	18,655	24,385	21,231	20,866	18,436
Uncontracted	2,288	4,098	7,253	7,617	10,345
Total long-term average	20,943	28,483	28,484	28,483	28,781
Long-term average on a proportionate basis(4)	16,298	21,976	21,977	21,975	22,171

Contracted generation - as at March 31, 2016
% of total generation	89%	86%	75%	73%	64%
% of total generation on a proportionate basis(4)	91%	89%	81%	80%	68%

Price per MWh - total generation	$70	$68	$72	$73	$76
Price per MWh - total generation on a
proportionate basis	69	68	70	71	74

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 1,865 GWh for 2016 and 2,393 GWh for 2017 secured under financial contracts.

(3)            Generation includes only Brookfield Renewable’s 16% proportionate share.

(4)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

The following changes were made to the contract profile for the three months ended March 31, 2016 including power purchase agreements associated with the acquisition of:

•         The 3,032 MW hydroelectric and Co-gen portfolio in Colombia; and

•         The 51 MW hydroelectric portfolio in Brazil

We remain focused on re-contracting our generation on acceptable terms, once existing contracts expire, and will do so opportunistically at prices aligned with or above our long-term view.

The majority of Brookfield Renewable’s long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under power purchase agreements is comprised of Brookfield (45%), public power authorities (19%), industrial users (24%) and distribution companies (12%), all on a proportionate basis.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the unaudited  interim consolidated balance sheets:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Current assets	$1,602	$600
Equity-accounted investments	205	197
Property, plant and equipment, at fair value	24,315	18,358
Goodwill	907	-
Total assets	27,478	19,507
Long-term debt and credit facilities	10,014	7,338
Deferred income tax liabilities	3,944	2,695
Total liabilities	15,271	10,744
Total equity	12,207	8,763
Total liabilities and equity	27,478	19,507

Contractual obligations

Development and construction

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and two wind projects totaling 29 MW in Ireland are expected to be $247 million. The biomass facility and a 14 MW wind project are nearing completion and are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW and the 15 MW wind projects commenced construction and are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Commitments and contingencies

In October 2015, we entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate capacity of 296 MW. The facilities are expected to generate 1,109 GWh annually. We have pursued this transaction with our institutional partners, and retained an approximate 30% controlling interest in the facilities. The transaction closed on April 1, 2016. See “Subsequent Events”.

Following the closing of the Isagen Acquisition, the consortium is required to conduct two mandatory tender offers.  Brookfield Renewable’s subsidiaries have provided letters of credit for $230 million (December 31, 2015: nil) in connection with the mandatory tender offers.  See “Acquisition of Initial Interest in Isagen”.

Brookfield Renewable, on behalf of its subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at March 31, 2016, the letters of credit issued were $69 million (December 31, 2015: $71 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves,

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

construction completion and performance. As at March 31, 2016, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $93 million and $16 million, respectively (December 31, 2015: nil and $16 million, respectively).

An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 10 - Related Party Transactions in the  December 31, 2015 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund and Brookfield Infrastructure Fund II, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2016	2015
Revenues
Power purchase and revenue agreements	$182	$109
Wind levelization agreement	2	2
	$184	$111
Direct operating costs
Energy purchases	$(1)	$(2)
Energy marketing fee	(5)	(5)
Insurance services	(8)	(7)
	$(14)	$(14)
Management service costs	$(15)	$(14)
Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the unaudited  interim consolidated statements of cash flows for the three months ended March 31:

(MILLIONS)	2016	2015
Cash flow provided by (used in):
Operating activities	$225	$232
Financing activities	2,425	375
Investing activities	(2,472)	(552)
Foreign exchange gain (loss) on cash	19	(9)
Increase in cash and cash equivalents	$197	$46

Cash and cash equivalents as at March 31, 2016 totaled $260 million, representing an increase of $197 million since December 31, 2015.

Operating Activities

Cash flows provided by operating activities totaling $225 million for the three months ended March 31, 2016 represent a year-over-year decrease of $7 million.

Financing Activities

Cash flows provided by  financing activities totaled $2,425 million for the three months ended March 31, 2016. Long-term debt – borrowings related to subsidiary borrowings and credit facilities were $1,278 million, and related to the growth in our portfolio. Long-term debt – repayments related to subsidiary borrowings were $108 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the Isagen Acquisition and the acquisition of 51 MW hydroelectric portfolio in Brazil, and amounted to $1,403 million.

For the three months ended March 31, 2016, distributions paid to Brookfield Renewable unitholders or BRELP were $126 million (2015: $115 million). We increased our distributions to $1.78 per LP Unit, an increase of 12 cents per LP Unit which took effect in this quarter. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $21 million (2015: $44 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2016 totaled $2,472 million. Our investments were with respect to the acquisition of a 3,032 MW hydroelectric and Co-gen portfolio in Colombia and a 51 MW hydro portfolio in Brazil. When combined, these investments totaled $1,902 million. Our continued investment in the development and construction of power generating assets was $45 million and sustainable capital expenditures totaled $13 million. Restricted cash and other movement totaled $495 million primarily relating to the mandatory tender offers.  See “Acquisition of Initial Interest in Isagen”.

NON-CONTROLLING INTERESTS

Preferred equity

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the February 1, 2016 to April 30, 2016 dividend period was paid on May 2, 2016 at an annual rate of 3.117% (C$ 0.192145 per share).

On June 23, 2015, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s (“BRP Equity”) intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Repurchases were authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Class A, Series 5 Preference Shares – Exchange offer

In November 2015, we announced our offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.0% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred LP Unit of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Class A, Series 5 Preference Shares were tendered and exchanged for an equal number of Class A, Series 5 Preferred LP Units.

Non-controlling interests in Isagen

Non-controlling interests in the amount of $3,163 million reflects the approximate 84% ownership interest in Isagen not held by Brookfield Renewable as at March 31, 2016. See “Acquisition of initial interest in Isagen”.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $6 million were made during the three months ended March 31, 2016 (2015: $2 million).

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

PREFERRED LIMITED PARTNERS’ EQUITY

The holders of the Series 7 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending on January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i)

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

the 5-year Government of Canada bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions, as and when declared, at an annual rate equal to the 3-month Government of Canada Treasury Bills yield plus 4.47%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2015, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

LIMITED PARTNERS’ EQUITY

Brookfield Asset Management owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

We commenced a normal course issuer bid on December 29, 2014 to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. In December 2015, we renewed the normal course issuer bid and the authorization to repurchase up to 7.1 million LP Units which will expire on December 28, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Mar 31, 2016	Dec 31, 2015
Class A Preference Shares
Series 1	5,449,675	5,449,675
Series 2	4,510,389	4,510,389
Series 3	9,961,399	9,961,399
Series 5	4,114,504	7,000,000
Series 6	7,000,000	7,000,000
	31,035,967	33,921,463
Class A Preferred LP Units
Series 5	2,885,496	-
Series 7	7,000,000	7,000,000
	9,885,496	7,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,188,170	143,356,854
Distribution reinvestment plan	56,547	171,605
Repurchase of LP Units for cancellation	-	(340,289)
Balance, end of period/year	143,244,717	143,188,170

Total LP Units on a fully-exchanged basis(1)	272,903,340	272,846,793

LP Units held by
Brookfield	40,026,986	40,026,986
External LP Unitholders	103,217,731	103,161,184
	143,244,717	143,188,170

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions for the three months ended March 31 are presented in the following table:

	Declared or Accrued		Paid
(MILLIONS)	2016	2015	2016	2015
Class A Preference Shares
Series 1	$1	$2	$1	$3
Series 2	1	-	1	-
Series 3	2	2	2	2
Series 5	1	2	1	2
Series 6	1	2	1	2
	$6	$8	$6	$9

Participating non-controlling
interests - in operating subsidiaries	$15	$35	$15	$35

General partnership interest in a
holding subsidiary held by Brookfield	$1	$1	$1	$1
Incentive distribution	6	2	5	2
	$7	$3	$6	$3

Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	$59	$55	$58	$54

Class A Preferred LP Units
Series 5	$1	-	$-	$-
Series 7	2	$-	1	-
	$3	$-	$1	$-

Limited partners' equity
Brookfield	18	17	18	17
External LP Unitholders	47	44	44	41
	$65	$61	$62	$58

In February 2016, LP Unitholder distributions were increased to $1.78 per unit on an annualized basis, an increase of twelve cents per LP Unit, which took effect with the distribution payable in March 2016.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Significant accounting policies in our December 31, 2015 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2015 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Future changes in accounting policies

(i)       Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The mandatory effective date for these amendments was indefinitely deferred but they can still be early adopted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

(iv)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases  and related interpretations and is effective for periods beginning on or after January 1, 2019, with

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

earlier adoption permitted if IFRS 15 has also been applied. Management is currently evaluating the impact of IFRS 16 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the three months ended March 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

ACQUISITION OF INITIAL INTEREST IN ISAGEN

On January 22, 2016 (the “Acquisition Date”), a consortium comprising of Brookfield Renewable and its institutional partners (the “consortium”) acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government (the “Isagen Acquisition”).

Isagen is Colombia’s third-largest power generation company which owns and operates a 3,032 MW portfolio, consisting predominantly of six, largely reservoir-based, hydroelectric facilities.  Annual generation is expected to approximate 15,000 GWh.

Consideration for the Isagen Acquisition was approximately $1.9 billion (COP 6.5 trillion) for the initial 57.6% interest. Brookfield Renewable’s initial investment was $225 million for an approximate 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. A controlled subsidiary of Brookfield Renewable is the general partner, of and effectively controls, the entity that acquired the 57.6% interest in Isagen.

Isagen is currently a listed entity in Colombia and the remaining 42.4% interest is owned by public shareholders.  Following the closing of the Isagen Acquisition, the consortium is required to conduct two mandatory tender offers for the remaining publicly-held Isagen shares at the same price per share paid for the 57.6% controlling interest (the “MTOs”). The first MTO was launched by the consortium on March 15, 2016 and will conclude in May 2016. The second MTO will be launched between four and six months from the Acquisition Date.

If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximately $1.4 billion (COP 4.8 trillion) would be invested by the consortium.  Brookfield Renewable’s interest in Isagen would then increase to approximately 25% and a further approximate $400 million would be invested by Brookfield Renewable. However, less than all of the remaining outstanding Isagen shares may be tendered to the MTOs and, if this is the case, Brookfield Renewable’s additional ownership interest and investment will adjust accordingly.  Subsequent to the Acquisition Date, Brookfield Renewable committed additional capital to the consortium for the purpose of collateralizing and funding the MTO.  The incremental commitment increased Brookfield Renewable’s economic interest in Isagen to approximately 16% after accounting for the non-controlling interests of its institutional partners.

The financing for the initial 57.6% interest and the anticipated financing if all of the Isagen shares are tendered is expected to be as follows:

	Initial	MTOs
(MILLIONS)	57.6%(1)	42.4%(2)	100%
Non-recourse borrowings	$510	$240	$750
Non-controlling interests	1,244	806	2,050
Brookfield Renewable	225	400	625
	$1,979	$1,446	$3,425

(1) Gross consideration of $1,979 million represents: acquisition of the initial 57.6% interest in Isagen ($1,926 million), financing and acquisition costs ($24 million), restriction of cash per the terms of a credit agreement ($9 million), and excess cash to fund follow-on investments in Isagen and expenses ($20 million).  The exchange rate was $1 = COP 3,368.

(2) Expected financing based on assumptions noted and an exchange rate $1 = COP 3,300.

The consortium secured $750 million of non-recourse financing of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at LIBOR plus a margin of 2.50% and matures in January 2021. Brookfield Renewable also secured, independently of its institutional partners, a $500 million acquisition facility to partially fund its equity investment in the consortium and for the purposes of increasing the ownership percentage through the MTOs. The terms of this credit facility are

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

consistent with the terms of Brookfield Renewable’s other corporate credit facilities and the applicable margin is 1.20%. The facility matures in January 2017.  In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million). The loans bear floating rate interest rates with a weighted-average interest rate of 11.44% and a weighted-average remaining term of 9 years, as at March 31, 2016.

Our unaudited interim consolidated financial statements contain further details on the Isagen Acquisition, as follows: 1) Note 3 – Business combinations for the preliminary estimated fair value of the assets acquired and liabilities assumed at the Acquisition Date; 2) Note 11 – Goodwill for an explanation of the requirement to recognize goodwill and an estimate of the value; 3) Note 13 – Long-term debt and credit facilities for financing of the Isagen Acquisition; and 4) Note 15 – Non-controlling Interests for our accounting for the Isagen Acquisition and MTOs as separate transactions.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

GENERATION AND FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016

The following table reflects the actual and long-term average generation for the three months ended March 31 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	2,429	1,761	2,198	2,208	231	(447)	668
Canada	1,711	1,479	1,217	1,213	494	266	232
	4,140	3,240	3,415	3,421	725	(181)	900
Brazil	854	669	989	878	(135)	(209)	185
Colombia (2)	255	-	354	-	(99)	-	255
	5,249	3,909	4,758	4,299	491	(390)	1,340
Wind
North America
United States	102	79	128	128	(26)	(49)	23
Canada	301	281	324	324	(23)	(43)	20
	403	360	452	452	(49)	(92)	43
Europe	186	179	178	175	8	4	7
Brazil	47	-	34	-	13	-	47
	636	539	664	627	(28)	(88)	97
Other	20	112	55	52	(35)	60	(92)
Total(3)	5,905	4,560	5,477	4,978	428	(418)	1,345

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         Includes generation from both hydroelectric and Co-gen facilities. See “Performance Measurement”.

(3)         Includes 100% of generation from equity-accounted investments.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations on a proportionate basis, and provides a reconciliation to net income and cash flows from operating activities for the three months ended March 31:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other (2)	Corporate	Total	Non-	As per IFRS
	North America				North America							controlling	Statements
($ MILLIONS)	U.S.	Canada	Brazil	Colombia (1)	U.S.	Canada	Europe	Brazil				interests	2016	2015
Revenues	169	105	42	30	9	29	16	3	1	-	404	270	674	441
Other income	-	22	2	1	-	-	-	-	(3)	-	22	-	22	27
Share of cash earnings from
equity-accounted investments	1	-	1	-	-	-	-	-	-	-	2	-	2	4
Direct operating costs	(53)	(19)	(17)	(17)	(4)	(4)	(5)	(1)	(2)	(6)	(128)	(115)	(243)	(134)
Adjusted EBITDA(3)	117	108	28	14	5	25	11	2	(4)	(6)	300	155	455	338
Interest expense - borrowings	(28)	(14)	(5)	(4)	(4)	(7)	(3)	(1)	-	(19)	(85)	(42)	(127)	(105)
Management service costs	-	-	-	-	-	-	-	-	-	(15)	(15)	-	(15)	(14)
Current income taxes	(2)	-	(2)	-	-	-	-	-	-	-	(4)	(3)	(7)	(5)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(3)	(3)	-	(3)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(110)	(110)	(53)
Preferred equity	-	-	-	-	-	-	-	-	-	(6)	(6)	-	(6)	(8)
Funds From Operations(3)	87	94	21	10	1	18	8	1	(4)	(49)	187	-	187	153
Less: adjusted sustaining capital expenditures(4)													(16)	(15)
Adjusted Funds From Operations(3)													171	138
Add: adjusted sustaining capital expenditures													16	15
Add: cash portion of non-controlling interests													116	61
Add: distributions to preferred limited partners													3	-
Depreciation and amortization													(179)	(158)
Unrealized financial instrument loss													-	(8)
Share of non-cash loss from equity-
accounted investments													(1)	(1)
Deferred income tax (expense) recovery													(35)	6
Other													(12)	(2)
Net income													79	51
Adjustments for non-cash items													197	166
Dividends received from equity accounted
investments													-	8
Changes in due to or from related parties													(6)	14
Net change in working capital balances													(45)	(7)
Cash flows from operating activities													225	232

(1)       Includes generation from both hydroelectric and Co-gen facilities. See “Performance Measurement”

(2)       Other includes North America Co-gen and biomass.

(3)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(4)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2016	2015				2014
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Generation (GWh) - LTA(1)(2)	7,145	6,369	5,459	7,199	6,516	5,770	5,065	6,440
Generation (GWh) - actual(1)(2)	7,659	6,117	4,992	6,400	5,823	5,839	4,383	6,341
Revenues	$674	$392	$337	$458	$441	$408	$342	$474
Adjusted EBITDA(3)	455	258	242	339	338	273	223	360
Funds From Operations(3)	187	88	80	146	153	116	61	198
Net income (loss)
Non-controlling interests
Participating non-controlling
interests - in operating subsidiaries	27	8	37	10	14	(8)	(2)	21
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	-	-	-	-	-
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	20	(13)	(8)	8	14	14	(16)	20
Preferred equity	6	7	7	8	8	9	10	10
Preferred limited partners' equity	3	1	-	-	-	-	-	-
Limited partners' equity	23	(13)	(9)	9	15	16	(17)	21
	79	(10)	27	35	51	31	(25)	72
Basic and diluted earnings (loss) per LP Unit	0.16	(0.09)	(0.07)	0.07	0.10	0.11	(0.13)	0.15
Average LP Units outstanding (millions)	143.2	143.3	143.4	143.4	143.4	143.3	143.3	135.3
Distributions:
General partnership interest in a
holding subsidiary held by Brookfield	7	3	3	3	3	1	2	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	59	54	54	54	55	50	50	51
Preferred equity	6	7	7	8	8	9	10	10
Preferred limited partners' equity	3	1	-	-	-	-	-	-
Limited partners' equity	65	59	59	60	61	56	56	53

(1)            Includes 100% of generation from equity-accounted investments. The Colombian segment reflects Brookfield Renewable’s proportionate share (16%) in the portfolio; long-term average and actual generation attributable to non-controlling interests is 1,899 GWh and 1,369 GWh, respectively.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures", “Generation and Financial Review by Segments for the Three Months Ended March 31, 2016”.

ADDITIONAL INFORMATION

Additional information, including our Form 20-F filed with the SEC and securities regulators in Canada, are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Subsequent eventS

On April 1, 2016, we completed the acquisition of two hydroelectric facilities in Pennsylvania with an aggregate capacity of 296 MW. The facilities are expected to generate 1,109 GWh annually. The acquisition was completed with institutional partners, and we retain an approximate 30% controlling interest in the facilities.  Concurrent with the closing of the acquisition, we completed a $315 million non-recourse financing associated with the facilities. The loan bears a floating interest rate of LIBOR plus a margin of 1.50%, increasing to 1.75% between now and its April 2020 maturity.

On April 20, 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025.  The loan bears a floating interest rate of the Colombian Consumer Price Index plus a margin of 5.43%.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; increased regulation of our operations; contracts, concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; our inability to effectively manage our foreign currency exposure; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; and risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any date subsequent to the date of this Interim Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operation per LP Unit used by other entities. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operation per LP Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operation per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 19 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		March 31	Dec 31
(MILLIONS)	Notes	2016	2015
Assets
Current assets
Cash and cash equivalents	4	$260	$63
Restricted cash	5	387	198
Trade receivables and other current assets	6	851	256
Financial instrument assets	7	30	26
Due from related parties		74	57
		1,602	600
Financial instrument assets	7	15	6
Equity-accounted investments	9	205	197
Property, plant and equipment, at fair value	10	24,315	18,358
Goodwill	11	907	-
Deferred income tax assets	14	182	157
Other long-term assets	5	252	189
		$27,478	$19,507
Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	$552	$284
Financial instrument liabilities	7	241	127
Due to related parties		74	64
Current portion of long-term debt	13	1,528	770
		2,395	1,245
Financial instrument liabilities	7	105	64
Long-term debt and credit facilities	13	8,486	6,568
Deferred income tax liabilities	14	3,944	2,695
Other long-term liabilities		341	172
		15,271	10,744
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	15	5,796	2,587
General partnership interest in a holding subsidiary
held by Brookfield	15	54	52
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	15	2,653	2,559
Preferred equity	15	595	610
Preferred limited partners' equity	16	177	128
Limited partners' equity	17	2,932	2,827
		12,207	8,763
		$27,478	$19,507

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
THREE MONTHS ENDED MARCH 31	Notes	2016	2015
(MILLIONS, EXCEPT AS NOTED)
Revenues	8	$674	$441
Other income		22	27
Direct operating costs		(243)	(134)
Management service costs	8	(15)	(14)
Interest expense – borrowings	13	(127)	(105)
Share of earnings from equity-accounted investments	9	1	3
Unrealized financial instruments (loss) gain	7	-	(8)
Depreciation	10	(179)	(158)
Other	3	(12)	(2)
Income before income taxes		121	50
Income tax (expense) recovery
Current	14	(7)	(5)
Deferred	14	(35)	6
		(42)	1
Net income		$79	$51
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	15	27	14
General partnership interest in a holding
subsidiary held by Brookfield	15	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	15	20	14
Preferred equity	15	6	8
Preferred limited partners' equity	16	3	-
Limited partners' equity	17	23	15
		$79	$51
Basic and diluted earnings per LP Unit		$0.16	$0.10

The accompanying notes are an integral part of these interim consolidated financial statements.
Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED	Notes
THREE MONTHS ENDED MARCH 31
(MILLIONS)		2016	2015
Net income		$79	$51
Other comprehensive income (loss) that will not be
reclassified to net income
Actuarial loss on defined benefit plans		(3)	-
Deferred income taxes on above items	14	7	-
Total items that will not be reclassified to net income		4	-
Other comprehensive income (loss) that may be
reclassified to net income
Financial instruments designated as cash-flow hedges
Loss arising during the period	7	(42)	(48)
Reclassification adjustments for amounts
recognized in net income	7	(12)	(7)
Unrealized income on available-for-sale securities		12	-
Foreign currency translation		728	(508)
Deferred income taxes on above items	14	10	4
Total items that may be reclassified subsequently to
net income		696	(559)
Other comprehensive income (loss)		700	(559)
Comprehensive income (loss)		$779	$(508)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	15	403	(47)
General partnership interest in a holding
subsidiary held by Brookfield	15	3	(4)
Participating non-controlling interests - in a
holding subsidiary -Redeemable/
Exchangeable units held by Brookfield	15	155	(191)
Preferred equity	15	42	(53)
Preferred limited partners' equity	16	3	-
Limited partners' equity	17	173	(213)
		$779	$(508)

The accompanying notes are an integral part of these interim consolidated financial statements.
Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED MARCH 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	23	-	-	-	-	-	23	3	6	27	-	20	79
Other comprehensive income	-	158	3	(1)	(15)	5	150	-	36	376	3	135	700
Exchange of preferred shares -
(Note 15, 16)	-	-	-	-	-	-	-	50	(50)	-	-	-	-
Capital contributions (Note 15)	-	-	-	-	-	-	-	-	-	1,403	-	-	1,403
Acquisitions (Note 15)	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(65)	-	-	-	-	-	(65)	(3)	(6)	(15)	(7)	(59)	(155)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(5)	-	-	-	-	-	(5)	(1)	(1)	1	6	(2)	(2)
Change in period	(45)	158	3	(1)	(15)	5	105	49	(15)	3,209	2	94	3,444
Balance, as at March 31, 2016	$(530)	$(512)	$4,022	$(8)	$(45)	$5	$2,932	$177	$595	$5,796	$54	$2,653	$12,207

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$-	$3,167	$-	$728	$2,062	$59	$2,865	$8,881
Net income	15	-	-	-	-	-	15	-	8	14	-	14	51
Other comprehensive income (loss)	-	(217)	-	-	(11)	-	(228)	-	(61)	(61)	(4)	(205)	(559)
Capital contributions	-	-	-	-	-	-	-	-	-	330	-	-	330
Distributions or dividends declared	(61)	-	-	-	-	-	(61)	-	(8)	(35)	(3)	(55)	(162)
Distribution reinvestment plan	1	-	-	-	-	-	1	-	-	-	-	-	1
Other	-	-	-	-	-	-	-	-	-	13	2	(2)	13
Change in period	(45)	(217)	-	-	(11)	-	(273)	-	(61)	261	(5)	(248)	(326)
Balance, as at March 31, 2015	$(286)	$(458)	$3,685	$(9)	$(38)	$-	$2,894	$-	$667	$2,323	$54	$2,617	$8,555

The accompanying notes are an integral part of these interim consolidated financial statements.
Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2016	2015
Operating activities
Net income		$79	$51
Adjustments for the following non-cash items:
Depreciation	10	179	158
Unrealized financial instrument loss (gain)	7	-	8
Share of earnings from equity accounted investments	9	(1)	(3)
Deferred income tax expense (recovery)	14	35	(6)
Other non-cash items		(16)	9
Dividends received from equity-accounted investments	9	-	8
Changes in due to or from related parties		(6)	14
Net change in working capital balances		(45)	(7)
		225	232
Financing activities
Long-term debt - borrowings	13	1,278	521
Long-term debt - repayments	13	(108)	(317)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	15	1,403	330
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	15	(15)	(35)
To preferred shareholders		(6)	(9)
To preferred limited partners' unitholders	16	(1)	-
To unitholders of Brookfield Renewable or BRELP	15, 17	(126)	(115)
		2,425	375
Investing activities
Acquisitions	3	(2,019)	(547)
Cash and cash equivalents in acquired entity	3	117	19
Investment in:
Sustaining capital expenditures	10	(13)	(15)
Development and construction of renewable power
generating assets	10	(45)	(21)
Investment in securities		(17)	(16)
Restricted cash and other	5	(495)	28
		(2,472)	(552)
Foreign exchange gain (loss) on cash		19	(9)
Cash and cash equivalents
Increase (decrease)		197	46
Balance, beginning of period		63	150
Balance, end of period		$260	$196
Supplemental cash flow information:
Interest paid		$77	$59
Interest received		9	4
Income taxes paid		16	10

The accompanying notes are an integral part of these interim consolidated financial statements.
Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

brookfield renewable partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Brazil, Colombia, and Europe.

Brookfield Renewable changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. on May 3, 2016.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2015.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2015 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on May 4, 2016.

Figures presented in $ are in United States (“U.S.”) dollars, C$ are in Canadian dollars, € are in Euros, R$ are in Brazilian Real and COP are in Colombian pesos.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

See Note 11 – Goodwill for an explanation of the requirement to recognize goodwill and an estimate of the value.  See Note 15 – Non-Controlling Interests as it relates to accounting for the Isagen Acquisition and MTOs as separate transactions.

(c) Future changes in accounting policies

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the December 31, 2015 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

Colombia Portfolio

On January 22, 2016 (the “Acquisition Date”), a consortium comprising of Brookfield Renewable and its institutional partners (the “consortium”) acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government (the “Isagen Acquisition”).

Isagen is Colombia’s third-largest power generation company which owns and operates a 3,032 MW portfolio, consisting predominantly of six, largely reservoir-based, hydroelectric facilities.  Annual generation is expected to approximate 15,000 GWh.

Consideration for the Isagen Acquisition was approximately $1.9 billion (COP 6.5 trillion) for the initial 57.6% interest. Brookfield Renewable’s initial investment was $225 million for an approximate 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. A controlled subsidiary of Brookfield Renewable is the general partner, of and effectively controls, the entity that acquired the 57.6% interest in Isagen.

Isagen is currently a listed entity in Colombia and the remaining 42.4% interest is owned by public shareholders.  Following the closing of the Isagen Acquisition, the consortium is required to conduct two mandatory tender offers for the remaining publicly-held Isagen shares at the same price per share paid for the 57.6% controlling interest (the “MTOs”). The first MTO was launched by the consortium on March 15, 2016 and will conclude in early May 2016. The second MTO will be launched between four and six months from the Acquisition Date.

If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximately $1.4 billion (COP 4.8 trillion) would be invested by the consortium.  Brookfield Renewable’s interest in Isagen would then increase to approximately 25% and a further approximate $400 million would be invested by Brookfield Renewable. However, less than all of the remaining outstanding Isagen shares may be tendered to the MTOs and, if this is the case, Brookfield Renewable’s additional ownership interest and investments will adjust accordingly.Subsequent to the Acquisition Date, Brookfield Renewable committed additional capital to the consortium for the purpose of collateralizing and funding the MTO. The incremental commitment increased Brookfield Renewable’s economic interest in Isagen to approximately 16% after accounting for the non-controlling interests of its institutional partners.

The financing for the initial 57.6% interest and the anticipated financing if all of the Isagen shares are tendered is expected to be as follows:

	Initial	MTOs
(MILLIONS)	57.6%(1)	42.4%(2)	100%
Non-recourse borrowings	$510	$240	$750
Non-controlling interests	1,244	806	2,050
Brookfield Renewable	225	400	625
	$1,979	$1,446	$3,425

(1) Gross consideration of $1,979 million represents: acquisition of the initial 57.6% interest in Isagen ($1,926 million), financing and acquisition costs ($24 million), restriction of cash per the terms of a credit agreement ($9 million), and excess cash to fund follow-on investments in Isagen and expenses ($20 million).  The exchange rate used for this column was $1 = COP 3,368.

(2) Expected financing based on assumptions noted and an exchange rate $1 = COP 3,300.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

The consortium secured $750 million of non-recourse financing of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at the U.S. London Interbank Offered Rate (“LIBOR”) plus a margin of 2.50% and matures in January 2021. Brookfield Renewable also secured, independently of its institutional partners, a $500 million acquisition facility to partially fund its equity investment in the consortium and for the purposes of increasing the ownership percentage through the MTOs. The terms of this credit facility are consistent with the terms of Brookfield Renewable’s other corporate credit facilities and the applicable margin is 1.20%. The facility matures in January 2017.In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million). The loans bear floating rate interest rates with a weighted-average interest rate of 11.44% and a weighted-average remaining term of 9 years, as at March 31, 2016.

The total acquisition costs of $11 million were expensed as incurred and have been classified under Other in the Statement of Income.

The unaudited interim consolidated financial statements contain further details on the Isagen Acquisition, as follows: 1) Note 11 – Goodwill for an explanation of the requirement to recognize goodwill and an estimate of the value; 2) Note 13 – Long-term debt and credit facilities for financing of the Isagen Acquisition; and 3) Note 15 – Non-controlling Interests for our accounting for the Isagen Acquisition and MTOs as separate transactions.

If the acquisition had taken place at the beginning of the year, the revenue from Isagen would have been $273 million (unaudited) for the three months ended March 31, 2016.

The consortium holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen.  The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable.  Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”).  Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.

Brazil Portfolio

In January 2016, Brookfield Renewable acquired a 51 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”). Total consideration of R$417 million ($103 million) included cash paid of R$355 million ($88 million), deferred consideration of R$35 million ($9 million) and impact of the foreign currency contracts of R$24 million ($6 million).

The total acquisition costs of $0.4 million were expensed as incurred and have been classified under Other in the Statement of Income.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Preliminary purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Colombia	Brazil	Total
Cash and cash equivalents	$113	$4	$117
Trade receivables and other current assets	193	2	195
Property, plant and equipment, at fair value	4,753	100	4,853
Other long-term assets	15	-	15
Current liabilities	(463)	(3)	(466)
Long-term debt	(912)	-	(912)
Deferred income tax liabilities	(1,015)	-	(1,015)
Other long-term liabilities	(149)	-	(149)
Non-controlling interests	(1,417)	-	(1,417)
Fair value of net assets acquired	$1,118	$103	$1,221
Goodwill (Note 11)	808	-	808
Purchase price	$1,926	$103	$2,029

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

During the three months ended March 31, 2016 the purchase price allocations for the acquisitions completed during the three months ended March 31, 2015 were finalized. No material changes to the provisional purchase price allocations disclosed in the December 31, 2015 audited consolidated financial statements in respect of the acquisitions had to be considered.

4. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Cash	$216	$60
Short-term deposits	44	3
	$260	$63

5. RESTRICTED CASH

Brookfield Renewable’s restricted cash is as follows:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Development projects	$26	$43
Operations	517	293
Total	543	336
Less: non-current	(156)	(138)
Current	$387	$198

The restricted cash as at March 31, 2016 includes $155 million in connection with the MTOs.  See Note 3 – Business combinations.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

6. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Trade receivables	$267	$98
Other short-term receivables	124	87
Prepaids and others	119	71
Collateral for MTOs (Note 3)	341	-
	$851	$256

7.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2015 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2016				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2015
Assets measured at fair value:
Cash and cash equivalents	$260	$-	$-	$260	$63
Restricted cash(1)	543	-	-	543	336
Collateral for MTOs (Note 6)	341	-	-	341	-
Financial instrument assets(1)
Energy derivative contracts	-	44	-	44	31
Foreign exchange swaps	-	1	-	1	1
Available-for-sale investments	43	-	-	43	14
Property, plant and equipment	-	-	24,315	24,315	18,358
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	-	(1)	-	(1)	(1)
Interest rate swaps	-	(253)	-	(253)	(178)
Foreign exchange swaps	-	(92)	-	(92)	(12)
Contingent consideration	-	-	(34)	(34)	(32)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(1)	-	(10,764)	-	(10,764)	(7,892)
Total	$1,187	$(11,065)	$24,281	$14,403	$10,688

(1)       Includes both the current and long-term amounts.

There were no transfers between levels during the three months ended March 31, 2016.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Mar 31, 2016			Dec 31, 2015
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$44	$1	$(43)	$(30)
Interest rate swaps	-	253	253	178
Foreign exchange swaps	1	92	91	11
Total	45	346	301	159
Less: current portion	30	241	211	101
Long-term portion	$15	$105	$90	$58
Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim  consolidated financial statements at an amount equal to fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2016	2015
Energy derivative contracts	$4	$2
Interest rate swaps	(2)	-
Foreign exchange swaps	(2)	(10)
	$-	$(8)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive income (loss):

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2016	2015
Energy derivative contracts	$22	$(6)
Interest rate swaps	(70)	(46)
Foreign exchange swaps	6	4
	$(42)	$(48)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss):

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2016	2015
Energy derivative contracts	$(13)	$(7)
Foreign exchange swaps	1	-
	$(12)	$(7)

8.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

The following table reflects the related party agreements and transactions on the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2016	2015
Revenues
Power purchase and revenue agreements	$182	$109
Wind levelization agreement	2	2
	$184	$111
Direct operating costs
Energy purchases	$(1)	$(2)
Energy marketing fee	(5)	(5)
Insurance services	(8)	(7)
	$(14)	$(14)
Management service costs	$(15)	$(14)

9. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

Three months ended		Year ended
(MILLIONS)	Mar 31, 2016	Dec 31, 2015
Balance, beginning of year	$197	$273
Revaluation recognized through OCI	-	96
Share of net income	1	10
Dividends declared	-	(19)
Capital distributions, net	-	(144)
Foreign exchange translation	7	(19)
Balance, end of period/year	$205	$197

The following table summarizes certain financial information of equity-accounted investments for the three months ended March 31:

(MILLIONS)	2016	2015
Revenue	$24	$27
Net income	1	6
Share of net income (loss)
Cash earnings	2	4
Non-cash loss	(1)	(1)
Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

10.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)(2)	Wind(2)	Other(2)(3)	Total
As at December 31, 2015	$14,847	$3,233	$278	$18,358
Additions	35	17	7	59
Acquisitions through business combinations (Note 3)	4,853	-	-	4,853
Foreign exchange	1,076	126	24	1,226
Transfer and other	(2)	-	-	(2)
Depreciation	(129)	(47)	(3)	(179)
As at March 31, 2016	$20,680	$3,329	$306	$24,315

(1)     Includes intangible assets of $14 million (2015: $13 million).

(2)     Includes construction work in process (“CWIP”) of $519 million (2015: $405 million).

(3)     Includes biomass and co-generation (“Co-gen”). The Colombian segment aggregates its hydroelectric and Co-gen facilities into the hydroelectric segment.  See Note 19 – Segmented Information.

11. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)
As at December 31, 2015	$-
Acquired through business acquisition (Note 3)	808
Foreign exchange	99
As at March 31, 2016	$907

The preliminary acquisition equation for the Isagen Acquisition (Note 3 – Business combinations) includes a deferred tax liability of $1,015 million.  The deferred tax liability arises because the tax bases of the Isagen net assets are significantly lower than their acquisition date fair value.  As required by IFRS 3, Business Combinations, this deferred tax liability is calculated in accordance with IAS 12, Income Taxes (“IAS 12”), and is not measured at fair value.  IAS 12 requires provisions to be made for all differences between the carrying value of assets and liabilities other than goodwill acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur.  The fair value of the preliminary deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that the preliminary estimate of goodwill of $808 million arises from such difference.

Goodwill is not amortized and is not deductible for tax purposes.  However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

12.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Operating accrued liabilities	$179	$145
Interest payable on corporate and subsidiary borrowings	92	44
Accounts payable	142	43
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	22	19
Other	117	33
	$552	$284

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

13.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Mar 31, 2016			Dec 31, 2015
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (C$200)	5.3	2.6	$154	5.3	2.8	$145
Series 4 (C$150)	5.8	20.6	115	5.8	20.9	108
Series 6 (C$300)	6.1	0.7	230	6.1	0.9	217
Series 7 (C$450)	5.1	4.5	346	5.1	4.8	325
Series 8 (C$400)	4.8	5.9	308	4.8	6.1	289
Series 9 (C$400)	3.8	9.2	308	3.8	9.4	289
	5.0	6.3	$1,461	5.0	6.5	$1,373
Subsidiary borrowings
North America
United States	5.4	6.8	$3,199	5.3	7.0	$3,203
Canada	5.4	12.2	1,713	5.6	13.1	1,471
	5.4	8.6	4,912	5.4	8.9	4,674
Europe	3.9	11.4	668	3.9	11.0	631
Brazil	10.5	11.7	376	10.1	11.9	347
Colombia	9.0	7.7	1,748	-	-	-
	6.2	8.9	7,704	5.5	9.3	5,652
Credit facilities
Corporate credit facility	1.8	4.3	398	1.4	4.5	368
Acquisition facility	1.8	0.8	496	-	-	-
Total debt			$10,059			$7,393
Add: Unamortized premiums(1)			20			4
Less: Unamortized financing fees(1)			(65)			(59)
Less: Current portion			(1,528)			(770)
			$8,486			$6,568

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 18  - Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin.

In January 2016, Brookfield Renewable and its institutional partners secured non-recourse financing in the amount of $750 million with respect to the Isagen Acquisition.  In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million).  See Note 3 – Business Combinations.

In March 2016, Brookfield Renewable re-financed indebtedness associated with a 488 MW hydroelectric portfolio in Ontario through the issuance of C$150 million ($112 million) of notes. The notes bear interest at 3.41% and mature in November 2020.

In March 2016, Brookfield Renewable re-financed indebtedness associated with a 349 MW hydroelectric portfolio in Ontario through the issuance of C$50 million ($38 million) of bonds. The bonds bear interest at 3.24% and mature in June 2023.

In March 2016, Brookfield Renewable re-financed the loan associated with its 123 MW wind portfolio in Portugal by securing €88 million ($98 million) of long-term debt, a €5 million ($6 million) working capital facility and a €7 million ($8 million) debt reserve facility and simultaneously retired existing indebtedness of €70 million ($78 million). The long-term debt bears interest at the Euro Interbank Offered Rate (“EURIBOR”) plus a margin of 2.75% to 3.00% between now and its November 2028 maturity.

On April 1, 2016, Brookfield Renewable completed a $315 million non-recouse financing associated with the 296 MW hydroelectric portfolio in Pennsylvania acquired on the same date. On April 20, 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025. See Note 21 – Subsequent Events.

Credit facilities

Brookfield Renewable’s corporate credit facilities in the amount of $1,560 million mature in June 2020 and the applicable margin is 1.20%. The credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. See Note 20 – Commitments, contingencies and guarantees. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2016, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

The following table summarizes the available portion of credit facilities:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Authorized credit facilities	$1,760	$1,760
Acquisition facility	500	-
Draws on credit facilities(1)	(894)	(368)
Issued letters of credit	(215)	(218)
Available portion of credit facilities	$1,151	$1,174

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2015: 1.20%).

In January 2016, Brookfield Renewable secured, independently of its institutional partners, a $500 million acquisition facility to partially fund its equity investment in Isagen in the consortium and for the purposes of increasing the ownership percentage through the MTOs. See Note 3 – Business combinations and Note 5 – Restricted cash.

14.  Income taxes

Brookfield Renewable’s effective income tax rate was 35% for the three months ended March 31, 2016 (2015: negative 2%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

15. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

Mar 31		Dec 31
(MILLIONS)	2016	2015
Participating non-controlling interests - in operating subsidiaries	$5,796	$2,587
General partnership interest in a holding subsidiary held by Brookfield	54	52
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,653	2,559
Preferred equity	595	610
Total	$9,098	$5,808

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the three months ended
	Shares	dividend	redemption	March 31		Mar 31	Dec 31
(MILLIONS)	outstanding	rate(1)	date	2016	2015	2016	2015
Series 1 (C$136)	5.45	3.36%	Apr 30, 2020	$1	$2	$104	$98
Series 2 (C$113)	4.51	3.12%	Apr 30, 2020	1	-	86	81
Series 3 (C$249)	9.96	4.40%	Jul 31, 2019	2	2	192	179
Series 5 (C$103)	4.11	5.00%	Apr 30, 2018	1	2	79	126
Series 6 (C$175)	7.00	5.00%	Jul 31, 2018	1	2	134	126
	31.03			$6	$8	$595	$610

(1)       Series 2 dividend rate represents annualized distribution based on the most recent quarterly floating rate.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2016, none of the issued Class A Preference Shares have been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

The holders of the Series 1 Preference Shares are entitled to receive fixed cumulative dividends. The holders of the Series 2 Preference Shares are entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the February 1, 2016 to April 30, 2016 dividend period was paid on May 2, 2016 at an annual rate of 3.117% (C$ 0.192145 per share).

The holders of the Series 3 Preference Shares are entitled to receive fixed cumulative dividends. The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five year Government of Canada Bond yield plus 2.94%. The holders of the Class A, Series 3 Preference Shares will have the right, at their option, to convert their shares into Series 4 Preference Shares on a one-for-one basis on the earliest permitted redemption date and every five years thereafter. The holders of the Series 4 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.94%.

The holders of the Series 5 and 6 Preference Shares are entitled to receive fixed cumulative dividends.

Brookfield Renewable, BRELP and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on all of the Class A Preference Shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

On June 23, 2015, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of BRP Equity’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Repurchases were authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Class A, Series 5  Preference Shares – Exchange offer

In November 2015, Brookfield Renewable announced its offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.00% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred Limited Partnership Unit (the “Preferred LP Units”) of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Isagen	Other	Total
As at December 31, 2014	$914	$937	$126	$32	$-	$53	$2,062
Net income	26	27	14	-	-	2	69
OCI	89	144	(12)	(10)	-	(7)	204
Capital contributions(1)	-	460	-	-	-	-	460
Distributions	(70)	(126)	(7)	(1)	-	(4)	(208)
Other	(1)	(1)	-	1	-	1	-
As at December 31, 2015	$958	$1,441	$121	$22	$-	$45	$2,587
Net income	3	2	7	-	14	1	27
OCI	4	31	-	2	336	3	376
Capital contributions(1)	-	7	-	-	1,396	-	1,403
Acquisition	-	-	-	-	1,417	-	1,417
Distributions	(1)	(13)	-	-	-	(1)	(15)
Other	-	-	-	1	-	-	1
As at March 31, 2016	$964	$1,468	$128	$25	$3,163	$48	$5,796
Interests held by third parties	75-80%	50-60%	25%	24-30%	84%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and to fund expenses.

Non-controlling interests in Isagen

Non-controlling interests in the amount of $3,163 million reflects the approximate 84% ownership interest in Isagen not held by Brookfield Renewable as at March 31, 2016.

Brookfield Renewable is accounting for the initial acquisition of the 57.6% controlling interest in Isagen and MTOs as separate transactions in accordance with IFRS 10, Consolidated Financial Statements. The remaining 42.4% ownership interest in Isagen, totaling $1,603 million as at March 31, 2016 ($1,417 million at the Acquisition Date), will be recorded as non-controlling interests. The $186 million change since the Acquisition Date is primarily the result of a change in foreign exchange rates.  See Note 3 – Business Combinations.

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at March 31, 2016, general partnership units, representing GP, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2015: 2,651,506) and 129,658,623 (December 31, 2015: 129,658,623), respectively.

Distributions

The composition of the distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2016	2015
General partnership interest in a holding subsidiary held by Brookfield	$1	$1
Incentive distribution	6	2
	$7	$3

Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	$59	$55
	$66	$58

16. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the three months ended
	Shares	distribution	redemption	March 31		Mar 31	Dec 31
(MILLIONS)	outstanding	rate	date	2016	2015	2016	2015
Series 5 (C$72)	2.89	5.59%	Apr 30, 2018	$1	$-	$49	$-
Series 7 (C$175)	7.00	5.50%	Jan 31, 2021	2	-	128	128
	9.89			$3	$-	$177	$128

As noted in Note 15 – Non-Controlling Interests, in February 2016 a total of 2,885,496  Class A, Series 5 Preference Shares of BRP Equity were tendered and exchanged for an equal number of Series 5 Preferred LP Units of Brookfield Renewable. The holders of the Series 5 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.3976 per unit, a yield of 5.59%, for the initial period ending April 30, 2018.

The holders of the Series 7 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i)

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

the 5-year Government of Canada Bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of the Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.47%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2016, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

17. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2016, 143,244,717 LP Units were outstanding (December 31, 2015: 143,188,170) including 40,026,986 (December 31, 2015: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three months ended March 31, 2016, 56,547 LP Units (2015: 43,749 LP Units) were issued under the distribution reinvestment plan.

As at March 31, 2016, Brookfield’s direct and indirect interest of 169,685,609 LP Units and Redeemable/Exchangeable partnership units represents approximately 62% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 48% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2016.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three months ended March 31, 2016, Brookfield Renewable declared distributions on its LP Units of $65 million or $0.445 per LP Unit (2015: $61 million or $0.415 per LP Unit).

The composition of the distribution for the three months ended March 31 is presented in the following table:

(MILLIONS)	2016	2015
Brookfield	$18	$17
External LP Unitholders	47	44
	$65	$61

In February 2016, unitholder distributions were increased to $1.78 per unit on an annualized basis, an increase of twelve cents per unit, which took effect with the distribution payable in March 2016.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

18.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finco	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
As at March 31, 2016:
Current assets	$27	$-	$1,487	$138	$2,583	$(2,633)	$1,602
Long-term assets	3,113	641	-	17,197	25,909	(20,984)	25,876
Current liabilities	31	9	256	3,169	1,564	(2,634)	2,395
Long-term liabilities	-	-	1,226	422	12,981	(1,753)	12,876
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,796	-	5,796
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,653	-	-	2,653
Preferred equity	-	595	-	-	-	-	595
Preferred limited partners' equity	177	-	-	177	-	(177)	177
As at December 31, 2015:
Current assets	$24	$-	$1,387	$111	$1,298	$(2,220)	$600
Long-term assets	2,957	603	-	15,605	18,780	(19,038)	18,907
Current liabilities	26	8	231	2,233	967	(2,220)	1,245
Long-term liabilities	-	-	1,151	378	9,251	(1,281)	9,499
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	2,587	-	2,587
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,559	-	-	2,559
Preferred equity	-	610	-	-	-	-	610
Preferred limited partners' equity	128	-	-	128	-	(128)	128

(1)            Includes BRELP, BRP Bermuda Holdings I Limited (“Latam Holdco”), Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”) and Brookfield BRP Europe Holdings Limited (“Euro Holdco”).

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finco	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
For the three months ended
Mar 31, 2016
Revenues	$-	$-	$-	$-	$674	$-	$674
Net income (loss)	23	-	1	76	164	(185)	79
For the three months ended
Mar 31, 2015
Revenues	$-	$-	$-	$5	$436	$-	$441
Net income (loss)	15	-	(1)	45	42	(50)	51

(1)            Includes BRELP, Latam Holdco, NA Holdco and Euro Holdco.

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 13 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by Finco. See Note 15 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

19.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Brazil, Colombia, and Europe. Brookfield Renewable also operates three biomass facilities and three Co-gen facilities. Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

The Isagen Acquisition (Note 3 – Business combinations) resulted in a change in presentation of the segmented information in so far as it relates to the “Latin America” segment and the aggregation by the type of power generation. Effective as of the Acquisition Date, information regarding Isagen is provided to the CODM separately.  The CODM looks at the business separately as it is managed separately as a whole.  Accordingly, Isagen will be classified under the “Colombia” segment with generation and financial results aggregated for its hydroelectric and Co-gen facilities.  Furthermore, “Latin America” has been renamed “Brazil”.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies of the December 31, 2015 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

Transactions between the reportable segments occur at fair value.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

	Hydroelectric					Wind					Other(1)	Corporate	Total
	North America					North America
(MILLIONS)	U.S.	Canada	Total	Brazil	Colombia	U.S.	Canada	Total	Europe	Brazil
For the three months ended
March 31, 2016:
Revenues	$227	$107	$334	$48	$193	$22	$29	$51	$42	$5	$1	$-	$674
Adjusted EBITDA	162	109	271	35	92	14	25	39	29	5	(10)	(6)	455
Interest expense - borrowings	(39)	(14)	(53)	(7)	(24)	(7)	(7)	(14)	(7)	(3)	-	(19)	(127)
Cash portion of non-controlling
interests	(32)	(1)	(33)	(5)	(57)	(6)	-	(6)	(14)	(1)	6	(6)	(116)
Funds From Operations	87	94	181	21	10	1	18	19	8	1	(4)	(49)	187
Depreciation	(53)	(23)	(76)	(30)	(22)	(12)	(13)	(25)	(20)	(3)	(3)	-	(179)
For the three months ended
March 31, 2015:
Revenues	$191	$106	$297	$45	$-	$20	$31	$51	$41	$-	$7	$-	$441
Adjusted EBITDA	127	104	231	31	-	10	26	36	39	-	4	(3)	338
Interest expense - borrowings	(41)	(16)	(57)	(4)	-	(9)	(8)	(17)	(7)	-	-	(20)	(105)
Cash portion of non-controlling
interests	(31)	(2)	(33)	(3)	-	(3)	-	(3)	(14)	-	-	(8)	(61)
Funds From Operations	54	86	140	21	-	(2)	18	16	17	-	4	(45)	153
Depreciation	(49)	(20)	(69)	(34)	-	(16)	(17)	(33)	(21)	-	(1)	-	(158)

(1)            Includes Co-gen and biomass.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	Notes	2016	2015
Revenues	8	$674	$441
Other income		22	27
Share of cash earnings from equity-accounted investments	9	2	4
Direct operating costs		(243)	(134)
Adjusted EBITDA		455	338
Interest expense - borrowings	13	(127)	(105)
Management service costs	8	(15)	(14)
Current income tax expense	14	(7)	(5)
Distributions to preferred limited partners	16	(3)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	15	(110)	(53)
Preferred equity	15	(6)	(8)
Funds From Operations		187	153
Add: cash portion of non-controlling interests	15	116	61
Add: distributions to preferred limited partners	16	3	-
Depreciation	10	(179)	(158)
Unrealized financial instruments (loss) gain	7	-	(8)
Share of non-cash loss from equity-accounted investments	9	(1)	(1)
Deferred income tax (expense) recovery	14	(35)	6
Other	3	(12)	(2)
Net income		$79	$51
Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric					Wind energy					Other(1)	Corporate	Total
	North America					North America
(MILLIONS)	U.S.	Canada	Total	Brazil	Colombia	U.S.	Canada	Total	Europe	Brazil
As at March 31, 2016:
Property, plant and
equipment, at fair value	$8,195	$5,172	$13,367	$2,002	$5,311	$884	$934	$1,818	$1,245	$266	$306	$-	$24,315
Total assets	8,806	5,274	14,080	2,280	7,100	989	973	1,962	1,369	293	332	62	27,478
Total borrowings	2,648	1,165	3,813	224	1,759	530	533	1,063	653	114	38	2,350	10,014
Total liabilities	4,177	2,272	6,449	389	3,354	662	759	1,421	901	120	49	2,588	15,271
For the three months ended
March 31, 2016:
Additions to property, plant
and equipment	10	7	17	117	4,754	-	1	1	17	(1)	7	-	4,912
As at December 31, 2015:
Property, plant and
equipment, at fair value	$8,240	$4,879	$13,119	$1,728	$-	$894	$893	$1,787	$1,201	$245	$278	$-	$18,358
Total assets	8,645	5,095	13,740	1,954	-	975	920	1,895	1,312	267	315	24	19,507
Total borrowings	2,721	954	3,675	207	-	459	504	963	618	105	34	1,736	7,338
Total liabilities	4,238	1,988	6,226	311	-	576	708	1,284	838	108	76	1,901	10,744
For the year ended
December 31, 2015:
Additions to property, plant
and equipment	68	49	117	373	-	7	3	10	347	318	284	-	1,449

(1)            Includes Co-gen and biomass.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

20.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In October 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate capacity of 296 MW. The facilities are expected to generate 1,109 GWh annually. Brookfield Renewable pursued this transaction with institutional partners, and retained an approximate 30% controlling interest in the facilities. The transaction closed on April 1, 2016. See Note 21 – Subsequent Events.

Following the closing of the Isagen Acquisition, the consortium is required to conduct MTOs. Brookfield Renewable’s subsidiaries have also provided letters of credit for $230 million (December 31, 2015: nil) in connection with the MTOs. See Note 3 – Business combinations.

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and two wind projects totalling 29 MW in Ireland are expected to be $247 million. The biomass facility and a 14 MW wind project are nearing completion and are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW and a 15 MW wind project commenced construction and are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 13 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at March 31, 2016, letters of credit issued by Brookfield Renewable along with institutional investors were $69 million (December 31, 2015: $71 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at March 31, 2016, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $93 million and $16 million, respectively (December 31, 2015: nil and $16 million, respectively).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions,

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

21.  subsequent eventS

On April 1, 2016, Brookfield Renewable completed the acquisition of two hydroelectric facilities in Pennsylvania with an aggregate capacity of 296 MW. The facilities are expected to generate 1,109 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 30% controlling interest in the facilities.  Concurrent with the closing of the acquisition, Brookfield Renewable completed a $315 million non-recourse financing associated with the facilities. The loan bears a floating interest rate of LIBOR plus a margin of 1.50%, increasing to 1.75% between now and its April 2020 maturity.

On April 20, 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025.  The loan bears a floating interest rate of the Colombian Consumer Price Index plus a margin of 5.43%.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2016

GENERALINFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Executive Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2015 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

NYSE:

BEP

TSX:

BEP.UN

www.brookfieldrenewable.com